                                                                  EXHIBIT (a)(8)

                 [NATIONAL VISION ASSOCIATES, LTD. LETTERHEAD]



          National Vision Associates, Ltd. and New West Eyeworks, Inc. Announce Definitive Agreement for National Vision to Acquire New West

     LAWRENCEVILLE, Ga., and TEMPE, Ariz., July 14 /PRNewswire/ -- National Vision Associates, Ltd. (Nasdaq: NVAL) and New West Eyeworks, Inc. (Nasdaq:
NEWI) announced today that they have signed a definitive agreement for National Vision Associates, Ltd. to acquire all the outstanding stock, options, and warrants of New West Eyeworks for $13.00 per share of common stock or approximately $77 million in the aggregate (including approximately $2 million of indebtedness).

     To effect the transaction, National Vision Associates, Ltd. will shortly begin a tender offer for all shares of New West Eyeworks, Inc. As part of the definitive agreement, certain insiders (representing 40.3% of the common stock of New West on a fully diluted basis exclusive of outstanding stock options) have agreed to tender their shares into the offer.

     The closing of the tender offer is subject to customary conditions, including regulatory filings, as well as completion by National Vision of a high-yield debt offering to finance the acquisition. The agreement also provides for certain break up fees in certain circumstances if the transaction is not consummated. The companies expect the tender offer will be completed in September 1998.

     New West Eyeworks, headquartered in Tempe, Arizona, operates 175 full-service retail optical locations throughout 13 states, including 52 vision centers located in Fred Meyer stores. New West, which has reported positive comparable store sales for the past 26 consecutive quarters, operates under the Vista Optical brand (11 states) and the Lee Optical brand (2 states). New West offers everyday low prices for quality eyewear, contact lenses and the services of independent doctors of optometry. In addition, the company has an established managed care business, Vista Eyecare Network. In 1997, New West reported net sales of $49.2 million and net income of $1.5 million, or $0.31 per share. At March 28, 1998, New West Eyeworks had total assets of $18.1 million.

                                     (more)

     Currently, National Vision Associates operates 427 domestic retail optical units. The addition of the 176 New West optical centers and the 290 Frame-n-Lens optical centers (to be acquired pursuant to a previously announced transaction that is expected to be completed in July), will bring National Vision's total domestic operations to 893 locations, of which 334 are free-standing, 371 are in Wal*Mart, and 188 are in other host concepts. This will further strengthen National vision Associates' ranking (after giving effect to the Frame-n-Lens transaction) as the second largest retail optical company in terms of domestic locations and third in terms of domestic (pro forma) sales.

     James W. Krause, chairman and chief executive officer of National Vision Associates, stated, "We are very excited about acquiring this successful, value-oriented optical chain. On a near-term basis, we expect the transaction to dilute 1998 earnings between $0.08 and $0.10 per share. We also believe that, in the long term, the combined businesses will generate significant revenue and enhance earnings for our shareholders." Krause went on to say, "Barry Feld and his management team at New West have done an outstanding job in positioning their company as a premier provider of value retail optical goods and services. We look forward to working with Barry as we integrate the New West business into our Midwest Vision and Frame-n-Lens businesses, and thereby create a national value branded retail optical company."

     New West Eyeworks chief executive officer, Barry Feld, added, "This is a unique situation in that the two companies have almost identical operating structures and philosophies. I believe with this acquisition, National Vision has clearly established itself as the premier value-oriented optical retailer in the U.S. I am very excited to join National Vision in its continued expansion and providing the finest eyecare and eyewear at the best value anywhere in the country.

     Ronald E. Weinberg, chairman of New West's board commented, "It has been my intention to see New West realize its full potential both strategically and through strong shareholder value. This transaction succeeds on both fronts. It also enables our chain of stores to participate in the consolidation of optical retailing and managed eyecare."

     In closing, Krause said, "We expect our current operations to significantly benefit from New West's managed care experience and business, as well as from their existing and potential strategic alliances with managed care providers. Other key benefits of the proposed transaction will be operating, advertising and merchandising efficiencies as well as leveraged product buying power. Given the unusual degree of similarity between the two companies, we expect the combination will generate extensive revenue enhancing opportunities."

     National Vision Associates, Ltd. was represented in the transaction by New York-based Schroder & Co., Inc. New West Eyeworks, Inc. was represented by F. M. Roberts & Co. of Los Angeles, California.

     National Vision Associates, Ltd. is currently the nation's fifth largest optical company in terms of revenues and locations including 50 freestanding locations that operate under the trade name, Midwest Vision. The Company's retail operations offer a full line of optical goods including spectacles, contact lenses, prescription and non-prescription sunglasses and a full line of optical accessories. In addition, independent doctors of optometry are available adjacent to store locations.

                                     (more)

     New West Eyeworks, Inc. is a leading retailer of specialty eyewear. the Company's merchandising strategy centers around a "signature" value price point for a wide selection of quality, brand name eyeglasses (frame and lenses). New West also sells brand name contact lenses and non-prescription sunglasses and offers customers on-site eye examinations by independent optometrists. The stores operate under the Vista Optical brand name, other than the stores located in Arizona and Utah, which use the Lee Optical brand name. The Company's optical laboratories and distribution facilities are located in Tempe, Arizona and near Portland, Oregon.

     This press release contains forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, the uncertainty as to whether the transaction discussed in this press release will be completed. Other risks and uncertainties are detailed from time to time in both National Vision's and New West's periodic reports filed with the Securities and Exchange Commission, including both company's Annual Reports for 1997 on Form 10-K and first quarter 1998 reports on Form 10-Q.

SOURCE National Vision Associates, Ltd.
    -0-                            07/14/98
    /CONTACT:   Angus Morrison, Senior Vice President, CFO & Treasurer of
National Vision Associates, 770-822-4285; or Ronald E. Weinberg, Chairman of the Board, 216-861-4540, or Barry Feld, President and CEO, 602-438-1330, both of New West Eyeworks; or Janice J. Kuntz of Fleishman-Hillard, 404-659-4446, for National Vision Associates/
    /Web site:   http://www.nationalvision.com/
    (NVAL NEWI)